April 24, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G/A

Filed March 25, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated April 5, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G/A, filed with the Securities and Exchange Commission on March 25, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 2 to Form 10-12G filed March 25, 2019

General

1. Regarding your response to prior comment 1, please note the penultimate paragraph in our letter to you dated February 19, 2019. Also, if your control persons sold NL One before developing substantial operations, it remains unclear why your Form 10 should not disclose the information sought in comment 2 of our letter to you dated February 19, 2019, particularly given the disclosed purpose of Fast Lane Holdings. Additionally, see the five-year period mentioned in Regulation S-K Item 401(e). Please revise your disclosure as appropriate.

COMPANY RESPONSE:

We have added the following to page 9: “Paul Moody served as Secretary of NL One Corp. from April 29, 2014 to May 16, 2016.”

We have also disclosed both Jeffrey DeNunzio and Paul Moody’s past affiliation with NL One Corp. with additional information on page 10.

Company Response to comment 1 continued:

The reason Paul Moody and Jeffrey DeNunzio do not have their past experience with NL One Corp. disclosed under “Prior and Current Shell Company Experience” is because it is the opinion of both Jeffrey DeNunzio and Paul Moody that during their tenure with NL One Corp. that it was not deemed to be a shell company.

The above comment makes, what we believe to be, an inference that NL One Corp. should be included in the section “Prior and Current Shell Company Experience” if it did not have “substantial operations”, however, this seems to contradict the definition of a shell company below, given a non-shell company does not need substantive operations to be classified as a non-shell company. The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

In addition to the fact that a Company does not need substantial operations to be considered a non-shell company, the above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

NL One Corp., during the time in which Jeffrey DeNunzio and Paul Moody served as officers and or directors, was considered a start-up stage company, and was in fact pursuing an actual business.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case. As mentioned previously, Jeffrey DeNunzio and Paul Moody contend that NL One Corp. conducted more than nominal operations during their time with the Company.

On March 20, 2015, NL One Corp's provisional patent applications were refiled, and in the opinion of management, at the time, these patents held intrinsic value, as it was NL One Corp’s intention to monetize them. During their time with NL One Corp., Jeffrey DeNunzio and Paul Moody not only sought to have the provisional patents refiled, but actively explored identifying additional patent acquisitions with an intention to enter into licensing and sublicensing agreements with vendors and manufacturers. Further, NL One Corp. researched and explored the possibility of filing utility patents for NL One Corp’s existing provisional patents, but such plans did not materialize during the period in which Jeffrey DeNunzio and Paul Moody served as officers and or directors.

In addition to Jeffrey DeNunzio and Paul Moody’s position that NL One Corp. had more than no or nominal operations, the Company’s provisional patents held intrinsic value and were considered to be an asset. The definition of a shell company does not state that a company has no assets based on review of its balance sheet and in this case it should not be written off that the provisional patents NL One Corp. had a legal right to, and refiled, were in fact an asset and a fundamental element to its business at the time.

In conjunction with the SEC release that the definition of a shell was not put together with intent to categorize “start-ups” with a true business plan, such as NL One Corp., and with the fact that Jeffrey DeNunzio and Paul Moody, in their time with NL One Corp., conducted a level of operations that is in their opinion more than nominal, the fact that the definition does not have a threshold for nominal operations, and the fact that NL One Corp. had an asset (its provisional patents), Fast Lane Holdings, Inc. decided not to disclose the past affiliations Jeffrey DeNunzio or Paul Moody had with NL One Corp. in the section titled, “Prior and Current Shell Company Experience.”

Despite Mr. Moody’s and Mr. DeNunzio’s assertions, in reviewing NL One’s financial statements during the Relevant Period, we believe that the SEC may view NL One as a shell company because it had no assets reported on its balance sheet and, based on its periodic filings, may not have commenced operations. Thus, to err on the side of caution, we have included the relevant information, if one were to constitute NL One as a shell company during the Relevant Period, however, it is included in the section, “Other Public Company Experience” for the reasons previously set forth.

Certain Relationships and Related Transactions, page 12

2. We note your reference to $120,000 in response to prior comment 2. However, please see the threshold mentioned in Regulation S-K Item 404(d)(1), and provide all disclosure required by Item 404.

COMPANY RESPONSE:

We have revised page 12 accordingly.

Recent Sales of Unregistered Securities, page 13

3. We note your response to prior comment 3. Please provide a detailed legal analysis of whether the currently outstanding shares of Fast Lane Holdings, Inc. were issued for value. As part of that analysis, please discuss whether and how each of the conditions noted in relevant no-action letter precedent (e.g., Halliburton Co. (pub. avail. Dec. 11, 1996)) was satisfied, taking into consideration the entire transaction; i.e., not only the holding company reorganization but also the redomestication from Nevada to Delaware and the related Separation Agreement. In this regard, please include in your analysis the basis for your view that the “Successor was formed for the sole purpose of effecting the Reorganization” given (1) your response to prior comment 2 that “Predecessor is a shell company and Successor is a blank check shell company” and that the Successor is focusing on inorganic growth rather than the “incongruity of the former business plan,” and (2) the statement in your March 5, 2019 letter to us that “[a]ll the assets and liabilities of Predecessor and Giant Motorsports Merger Sub, Inc. remain with Predecessor.” In your response, please clarify what you mean by the “incongruity of the former business plan.”

COMPANY RESPONSE:

We reissue our response in the second part given to the Commission in our Company Response on March 25, 2019 relating to SEC staff letter dated March 15, 2019, comment No. 3 and have added in language throughout our registration statement drawn in our conclusion. In support of our analysis, we have discovered other similar and comparable Form 10 registration statements filed by issuers with the Commission without further comments that include similar attributes found in our Form 10 registration statement filed with the Commission including but not limited to re-domestication, holding company reorganization and subsequent restructuring (separation). See Srike Axe, Inc., File No. 000-53304, Form 10-12/G initially filed with the Commission on July 3, 2008, Desert Gateway, Inc., File No. 000-53293, Form 10-12/G initially filed with the Commission on June 27,2008,Locan, Inc., File No. 000-53342, Form 10-12/G initially filed with the Commission on July 22, 2008 and Liverpool, Inc. File No. 000-53303, Form 10-12G initially filed with the Commission on July 3, 2008.

The following is a summary of the facts and travel of the foregoing issuers in reference to each of their Form 10 registration statements filed with and reviewed by the Commission.

1) STRIKE AXE, INC.

Pristine International Seafood, Inc. (“Pristine Florida”) a Florida corporation re-domesticated from Florida to Delaware by merging with and into its wholly owned subsidiary known as Pristine Seafood Merger Sub, Inc. (“Pristine Delaware” aka “Pristine Merger”), a Delaware corporation created on August 6, 2007 with Pristine Delaware as the surviving corporation. The Agreement of Merger (“Re-domestication”) was filed with Delaware Secretary of State on February 12, 2008.

Strike Axe, Inc. (“Strike Axe”), a wholly owned subsidiary of Pristine Delaware was created on August 6, 2007 solely as a holding company to complete a holding company reorganization pursuant to Section 251(g) of the DGCL with its wholly owned subsidiary Pristine International Seafood, Inc. (“PISI” aka “Pristine DE”), a Delaware corporation created on August 6, 2007.

Pristine Merger merged with and into Pristine DE, its indirect and wholly owned second subsidiary with Pristine DE as the surviving corporation. The Agreement and Plan of Merger (“Holding Company Reorganization”) was filed with Delaware Secretary of State on February 13, 2008. Upon completion of Holding Company Reorganization, Pristine DE was removed as a subsidiary of Strike Axe, Inc.

2) DESERT GATEWAY, INC.

American Merchant Data Services, Inc. (“ American Merchant” aka “AMDS Florida”), a Florida corporation re-domesticated from Florida to Oklahoma by merging with and into its wholly owned subsidiary known as American Merchant Data Merger, Inc. (“AMDM”), a Oklahoma corporation created on October 5, 2007 with AMDM as the surviving corporation. The Agreement of Merger (“Re-domestication”) was filed with Oklahoma Secretary of State on February 8, 2008.

Desert Gateway, Inc. (“Desert Gateway”), a wholly owned subsidiary of AMDM was created on February 8, 2008 solely as a holding company to complete a holding company reorganization pursuant to Section 1081(g) of the Oklahoma General Corporation Act. American Merchant Data Services, Inc. (“AMDS Oklahoma”), a Oklahoma corporation was created on February 8, 2008 as a direct subsidiary of Desert Gateway and indirect and second subsidiary of AMDM.

AMDM merged with and into AMDS Oklahoma with AMDS as the surviving corporation. The Agreement and Plan of Merger (“Holding Company Reorganization”) was filed with Oklahoma Secretary of State on February 8, 2008. Upon completion of Holding Company Reorganization, AMDS was removed as a subsidiary of Desert Gateway, Inc.

3) LOCAN, INC.

Roadhouse Foods, Inc. (“ Roadhouse”), a Delaware corporation re-domesticated from Delaware to Oklahoma by merging with and into its wholly owned subsidiary known as Roadhouse Foods Merger, Inc. (“Roadhouse Merger”), a Oklahoma corporation created on February 29, 2008 with Roadhouse Merger as the surviving corporation. The Agreement of Merger (“Re-domestication”) was filed with Oklahoma Secretary of State on March 7, 2008.

Locan, Inc. (“Locan”), a wholly owned subsidiary of Roadhouse Merger was created on February 29, 2008 solely as a holding company to complete a holding company reorganization pursuant to Section 1081(g) of the Oklahoma General Corporation Act. Roadhouse Foods, Inc. (“Roadhouse OK”), a Oklahoma corporation was created on February 29, 2008 as a direct subsidiary of Locan and indirect and second subsidiary of Roadhouse Merger.

Roadhouse Merger merged with and into Roadhouse OK with Roadhouse OK as the surviving corporation. The Agreement and Plan of Merger (“Holding Company Reorganization”) was filed with Oklahoma Secretary of State on March 7, 2008. Upon completion of Holding Company Reorganization, Roadhouse was removed as a subsidiary of Locan, Inc.

Locan, Inc. of Oklahoma re-domesticated to Delaware after completion of Holding Company Reorganization in Oklahoma on March 7, 2008 by merging with and into its wholly owned subsidiary Locan, Inc., a Delaware corporation created on February 28, 2008.

4) LIVERPOOL, INC.

Scott Contracting Holdings, Inc. (“ Scott Florida”), a Florida corporation re-domesticated from Florida to Oklahoma by merging with and into its wholly owned subsidiary known as Scott Contracting Merger Sub, Inc. (“Scott Merger”), a Oklahoma corporation created on January 18, 2008 with Scott Merger as the surviving corporation. The Agreement of Merger (“Re-domestication”) was filed with Oklahoma Secretary of State on March 7, 2008.

Liverpool Group, Inc. (“Liverpool”), a wholly owned subsidiary of Scott Merger was created on March 7, 2008 solely as a holding company to complete a holding company reorganization pursuant to Section 1081(g) of the Oklahoma General Corporation Act. Scott Contracting Holdings, Inc. (“Scott OK”), a Oklahoma corporation was created on February 29, 2008 as a direct subsidiary of Liverpool and indirect and second subsidiary of Scott Merger.

Scott Merger merged with and into Scott OK with Scott OK as the surviving corporation. The Agreement and Plan of Merger (“Holding Company Reorganization”) was filed with Oklahoma Secretary of State on March 7, 2008. Upon completion of Holding Company Reorganization, Scott OK was removed as a subsidiary of Locan, Inc.

ANALYSIS:

On December 28, 2018, Giant Motorsports, Inc. (“GMOS Nevada”), a Nevada corporation completed an Agreement and Plan of Merger (“Re-domestication”) pursuant to Section 252 of the Delaware General Corporation Law, (“DGCL), whereas GMOS Nevada re-domesticated from Nevada to Delaware by merging with and into its wholly owned subsidiary known as Giant Motorsports Delaware Inc. (“GMOS Delaware” aka “Predecessor”), a Delaware corporation created on December 6, 2018 with GMOS Delaware as the surviving corporation. The Certificate of Merger (“Re-domestication”) was filed with Delaware Secretary of State on December 28, 2018, (Re-domestication Effective Time). All of the property rights, privileges,  agreements, powers and franchises, assets. debts, liabilities, duties and obligations of GMOS Nevada and GMOS Delaware became the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of GMOS Delaware, the re-domestication surviving corporation.

On December 28, 2018 after the Re-domestication Effective Time, GMOS Delaware completed an Agreement and Plan of Merger with Fast Lane Holdings, Inc. (“Holding Company Reorganization”) pursuant to Section 251(g) of the Delaware General Corporation Law, (“DGCL), whereas GMOS Delaware merged with and into Merger Sub, its indirect and wholly owned second subsidiary with GMOS Delaware as the surviving corporation, see below holding company formation diagram. The Agreement and Plan of Merger was filed with Delaware Secretary of State on December 28, 2018. Upon completion of Holding Company Reorganization, Predecessor was removed as a subsidiary of Successor. All of the property rights, privileges,  agreements, powers and franchises, assets, debts, liabilities, duties and obligations of GMOS Delaware and Merger Sub became the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of GMOS Delaware, the surviving corporation. On December 28, 2018 after the completion of the Holding Company Reorganization, we cancelled all of the stock held in GMOS Delaware resulting in GMOS Delaware as a stand alone company. All of the assets and liabilities remain with Giant Motorsports Delaware, Inc. after the subsequent restructuring, (separation) not shown below in the diagram.

Holding Company Formation
Pre-Reorganization

GMOS Delaware was incorporated in Delaware on December 6, 2018	“GIANT MOTORSPORTS DELAWARE, INC.” Giant Motorsports, Inc. Shareholders are located here after the re-domestication from Nevada to Delaware. (“PREDECESSOR”) or (“GMOS DELAWARE”)	→	↓
	↓		↓
	GIANT MOTORSPORTS DELAWARE, INC. owns 1,000 common shares of FAST LANE HOLDINGS, INC. as a Wholly Owned Subsidiary)		↓
	↓		↓
Successor was incorporated in Delaware on December 6, 2018	FAST LANE HOLDINGS, INC. (“SUCCESSOR”)		↓
	↓		↓
	FAST LANE HOLDINGS, INC. Owns 1,000 common shares of GIANT MOTORSPORTS MERGER SUB, INC. as a Wholly Owned Subsidiary		↓
	↓		↓	MERGER of all assets & liabilities
Merger Sub was incorporated in Delaware on December 6, 2018	GIANT MOTORSPORTS MERGER SUB, INC. (“MERGER SUB”)	←

Holding Company Formation
Post-Reorganization as of December 28, 2018

“FAST LANE HOLDINGS, INC.” Former Shareholders of Giant Motorsports Delaware are located here (“SUCCESSOR”)
↓
FAST LANE HOLDINGS, INC. owns 1,000 common shares of GIANT MOTORSPORTS DELAWARE, INC. as a Wholly Owned Subsidiary)
↓
GIANT MOTORSPORTS DELAWARE, INC. (“PREDECESSOR”) or (“SURVIVING CORPORATION”)

ANALYSIS CONTINUED:

In each of the Form 10 registration statements referenced herein, the issuers completed a re-domestication and a holding company reorganization, (“Reorganization”) pursuant to Section 251(g) of the DGCL or Section 1081(g) of the Oklahoma General Corporation Act patterned after Section 251(g) of the DGCL was enacted in order to permit a Oklahoma company to reorganize by merging with or into a direct or indirect wholly owned subsidiary of a holding company without shareholder approval. The re-domestications and holding company reorganizations occurred contemporaneously.

There was in each case a subsequent restructuring meaning removal of surviving subsidiary concurrently after the consummation of the (“Reorganization”). Each of the Issuers were a shell company with no existing operations in many years as stated in the registration statements and each filed a blank check registration statement that was subsequently reviewed by the Commission. In each case upon completion of Reorganization, all of the assets and liabilities of predecessor and merger sub remain with predecessor, See correspondence by Strike Axe dated December 2, 2008 and filed with the Commission on December 3, 2008, Page 6 and Form 10-12G/A No. 4, filed with the Commission on December 20, 2010, page 28, Notes to Financial Statements, Background and Significant Accounting Policies“Pristine Merger’s second subsidiary is not a subsidiary of the Company. Accordingly, Pristine Merger is not considered a predecessor company for accounting or legal purposes of Strike Axe.”See correspondence by Desert Gateway dated October 25, 2010 and filed with the Commission on December 28, 2010, Page 8 and Form 10-12G/A No.3 filed with the Commission on December 14, 2010, Notes to Financial Statements, Background and Significant Accounting Policies, “American Merchant’s second subsidiary is not a subsidiary of the Company. Accordingly, American Merchant is not considered a predecessor company for accounting or legal purposes of Desert Gateway.”See Form 10-K for fiscal year ending March 31, 2011 filed by Locan on June 23, 2011, Notes to Financial Statements, P. 22, “Roadhouse’s second subsidiary is not a subsidiary of the Company. Accordingly, Roadhouse is not considered a predecessor company for accounting or legal purposes.”See correspondence dated March 10, 2009 and filed by Liverpool with the Commission on March 13, 2009, page 5“Scott Merger’s second subsidiary is not a subsidiary of the Company. Accordingly, Scott Merger is not considered a predecessor company for accounting or legal purposes of Liverpool.”

 APPLICABLE LAW:

SECTION 251(g) of the Delaware General Corporation, (“DGCL”)

§ 251. Merger or consolidation of domestic corporations.

(a) Any 2 or more corporations existing under the laws of this State may merge into a single corporation, which may be any 1 of the constituent corporations or may consolidate into a new corporation formed by the consolidation, pursuant to an agreement of merger or consolidation, as the case may be, complying and approved in accordance with this section.

(b) The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability. The agreement shall state: (1) The terms and conditions of the merger or consolidation; (2) the mode of carrying the same into effect; (3) in the case of a merger, such amendments or changes in the certificate of incorporation of the surviving corporation as are desired to be effected by the merger, or, if no such amendments or changes are desired, a statement that the certificate of incorporation of the surviving corporation shall be its certificate of incorporation; (4) in the case of a consolidation, that the certificate of incorporation of the resulting corporation shall be as is set forth in an attachment to the agreement; (5) the manner, if any, of converting the shares of each of the constituent corporations into shares or other securities of the corporation surviving or resulting from the merger or consolidation, or of cancelling some or all of such shares, and, if any shares of any of the constituent corporations are not to remain outstanding, to be converted solely into shares or other securities of the surviving or resulting corporation or to be cancelled, the cash, property, rights or securities of any other corporation or entity which the holders of such shares are to receive in exchange for, or upon conversion of such shares and the surrender of any certificates evidencing them, which cash, property, rights or securities of any other corporation or entity may be in addition to or in lieu of shares or other securities of the surviving or resulting corporation; and (6) such other details or provisions as are deemed desirable, including, without limiting the generality of the foregoing, a provision for the payment of cash in lieu of the issuance or recognition of fractional shares, interests or rights, or for any other arrangement with respect thereto, consistent with § 155 of this title. The agreement so adopted shall be executed and acknowledged in accordance with § 103 of this title. Any of the terms of the agreement of merger or consolidation may be made dependent upon facts ascertainable outside of such agreement, provided that the manner in which such facts shall operate upon the terms of the agreement is clearly and expressly set forth in the agreement of merger or consolidation. The term "facts," as used in the preceding sentence, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation.

(c) The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement. Due notice of the time, place and purpose of the meeting shall be mailed to each holder of stock, whether voting or nonvoting, of the corporation at the stockholder's address as it appears on the records of the corporation, at least 20 days prior to the date of the meeting. The notice shall contain a copy of the agreement or a brief summary thereof, as the directors shall deem advisable. At the meeting, the agreement shall be considered and a vote taken for its adoption or rejection. If a majority of the outstanding stock of the corporation entitled to vote thereon shall be voted for the adoption of the agreement, that fact shall be certified on the agreement by the secretary or assistant secretary of the corporation, provided that such certification on the agreement shall not be required if a certificate of merger or consolidation is filed in lieu of filing the agreement. If the agreement shall be so adopted and certified by each constituent corporation, it shall then be filed and shall become effective, in accordance with § 103 of this title. In lieu of filing the agreement of merger or consolidation required by this section, the surviving or resulting corporation may file a certificate of merger or consolidation, executed in accordance with § 103 of this title, which states:

(1) The name and state of incorporation of each of the constituent corporations;

(2) That an agreement of merger or consolidation has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with this section;

(3) The name of the surviving or resulting corporation;

(4) In the case of a merger, such amendments or changes in the certificate of incorporation of the surviving corporation as are desired to be effected by the merger, or, if no such amendments or changes are desired, a statement that the certificate of incorporation of the surviving corporation shall be its certificate of incorporation;

(5) In the case of a consolidation, that the certificate of incorporation of the resulting corporation shall be as set forth in an attachment to the certificate;

(6) That the executed agreement of consolidation or merger is on file at an office of the surviving corporation, stating the address thereof; and

(7) That a copy of the agreement of consolidation or merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

(d) Any agreement of merger or consolidation may contain a provision that at any time prior to the time that the agreement (or a certificate in lieu thereof) filed with the Secretary of State becomes effective in accordance with § 103 of this title, the agreement may be terminated by the board of directors of any constituent corporation notwithstanding approval of the agreement by the stockholders of all or any of the constituent corporations; in the event the agreement of merger or consolidation is terminated after the filing of the agreement (or a certificate in lieu thereof) with the Secretary of State but before the agreement (or a certificate in lieu thereof) has become effective, a certificate of termination or merger or consolidation shall be filed in accordance with § 103 of this title. Any agreement of merger or consolidation may contain a provision that the boards of directors of the constituent corporations may amend the agreement at any time prior to the time that the agreement (or a certificate in lieu thereof) filed with the Secretary of State becomes effective in accordance with § 103 of this title, provided that an amendment made subsequent to the adoption of the agreement by the stockholders of any constituent corporation shall not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such constituent corporation, (2) alter or change any term of the certificate of incorporation of the surviving corporation to be effected by the merger or consolidation, or (3) alter or change any of the terms and conditions of the agreement if such alteration or change would adversely affect the holders of any class or series thereof of such constituent corporation; in the event the agreement of merger or consolidation is amended after the filing thereof with the Secretary of State but before the agreement has become effective, a certificate of amendment of merger or consolidation shall be filed in accordance with § 103 of this title.

(e) In the case of a merger, the certificate of incorporation of the surviving corporation shall automatically be amended to the extent, if any, that changes in the certificate of incorporation are set forth in the agreement of merger.

(f) Notwithstanding the requirements of subsection (c) of this section, unless required by its certificate of incorporation, no vote of stockholders of a constituent corporation surviving a merger shall be necessary to authorize a merger if (1) the agreement of merger does not amend in any respect the certificate of incorporation of such constituent corporation, (2) each share of stock of such constituent corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (3) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. No vote of stockholders of a constituent corporation shall be necessary to authorize a merger or consolidation if no shares of the stock of such corporation shall have been issued prior to the adoption by the board of directors of the resolution approving the agreement of merger or consolidation. If an agreement of merger is adopted by the constituent corporation surviving the merger, by action of its board of directors and without any vote of its stockholders pursuant to this subsection, the secretary or assistant secretary of that corporation shall certify on the agreement that the agreement has been adopted pursuant to this subsection and, (1) if it has been adopted pursuant to the first sentence of this subsection, that the conditions specified in that sentence have been satisfied, or (2) if it has been adopted pursuant to the second sentence of this subsection, that no shares of stock of such corporation were issued prior to the adoption by the board of directors of the resolution approving the agreement of merger or consolidation, provided that such certification on the agreement shall not be required if a certificate of merger or consolidation is filed in lieu of filing the agreement. The agreement so adopted and certified shall then be filed and shall become effective, in accordance with § 103 of this title. Such filing shall constitute a representation by the person who executes the agreement that the facts stated in the certificate remain true immediately prior to such filing.

(g) Notwithstanding the requirements of subsection (c) of this section, unless expressly required by its certificate of incorporation, no vote of stockholders of a constituent corporation shall be necessary to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such constituent corporation if: (1) such constituent corporation and the direct or indirect wholly-owned subsidiary of such constituent corporation are the only constituent entities to the merger; (2) each share or fraction of a share of the capital stock of the constituent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share or equal fraction of share of capital stock of a holding company having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the share of stock of the constituent corporation being converted in the merger; (3) the holding company and the constituent corporation are corporations of this State and the direct or indirect wholly-owned subsidiary that is the other constituent entity to the merger is a corporation or limited liability company of this State; (4) the certificate of incorporation and by-laws of the holding company immediately following the effective time of the merger contain provisions identical to the certificate of incorporation and by-laws of the constituent corporation immediately prior to the effective time of the merger (other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors and the initial subscribers for shares and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination, or cancellation has become effective); (5) as a result of the merger the constituent corporation or its successor becomes or remains a direct or indirect wholly-owned subsidiary of the holding company; (6) the directors of the constituent corporation become or remain the directors of the holding company upon the effective time of the merger; (7) the organizational documents of the surviving entity immediately following the effective time of the merger contain provisions identical to the certificate of incorporation of the constituent corporation immediately prior to the effective time of the merger (other than provisions, if any, regarding the incorporator or incorporators, the corporate or entity name, the registered office and agent, the initial board of directors and the initial subscribers for shares, references to members rather than stockholders or shareholders, references to interests, units or the like rather than stock or shares, references to managers, managing members or other members of the governing body rather than directors and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective); provided, however, that (i) if the organizational documents of the surviving entity do not contain the following provisions, they shall be amended in the merger to contain provisions requiring that (A) any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, that requires for its adoption under this chapter or its organizational documents the approval of the stockholders or members of the surviving entity shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote as is required by this chapter and/or by the organizational documents of the surviving entity; provided, however, that for purposes of this clause (i)(A), any surviving entity that is not a corporation shall include in such amendment a requirement that the approval of the stockholders of the holding company be obtained for any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, which would require the approval of the stockholders of the surviving entity if the surviving entity were a corporation subject to this chapter; (B) any amendment of the organizational documents of a surviving entity that is not a corporation, which amendment would, if adopted by a corporation subject to this chapter, be required to be included in the certificate of incorporation of such corporation, shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote as is required by this chapter and/or by the organizational documents of the surviving entity; and (C) the business and affairs of a surviving entity that is not a corporation shall be managed by or under the direction of a board of directors, board of managers or other governing body consisting of individuals who are subject to the same fiduciary duties applicable to, and who are liable for breach of such duties to the same extent as, directors of a corporation subject to this chapter; and (ii) the organizational documents of the surviving entity may be amended in the merger (A) to reduce the number of classes and shares of capital stock or other equity interests or units that the surviving entity is authorized to issue and (B) to eliminate any provision authorized by subsection (d) of § 141 of this title; and (8) the stockholders of the constituent corporation do not recognize gain or loss for United States federal income tax purposes as determined by the board of directors of the constituent corporation. Neither subdivision (g)(7)(i) of this section nor any provision of a surviving entity's organizational documents required by subdivision (g)(7)(i) shall be deemed or construed to require approval of the stockholders of the holding company to elect or remove directors or managers, managing members or other members of the governing body of the surviving entity. The term "organizational documents", as used in subdivision (g)(7) and in the preceding sentence, shall, when used in reference to a corporation, mean the certificate of incorporation of such corporation, and when used in reference to a limited liability company, mean the limited liability company agreement of such limited liability company.

As used in this subsection only, the term "holding company" means a corporation which, from its incorporation until consummation of a merger governed by this subsection, was at all times a direct or indirect wholly-owned subsidiary of the constituent corporation and whose capital stock is issued in such merger. From and after the effective time of a merger adopted by a constituent corporation by action of its board of directors and without any vote of stockholders pursuant to this subsection: (i) to the extent the restrictions of § 203 of this title applied to the constituent corporation and its stockholders at the effective time of the merger, such restrictions shall apply to the holding company and its stockholders immediately after the effective time of the merger as though it were the constituent corporation, and all shares of stock of the holding company acquired in the merger shall for purposes of § 203 of this title be deemed to have been acquired at the time that the shares of stock of the constituent corporation converted in the merger were acquired, and provided further that any stockholder who immediately prior to the effective time of the merger was not an interested stockholder within the meaning of § 203 of this title shall not solely by reason of the merger become an interested stockholder of the holding company, (ii) if the corporate name of the holding company immediately following the effective time of the merger is the same as the corporate name of the constituent corporation immediately prior to the effective time of the merger, the shares of capital stock of the holding company into which the shares of capital stock of the constituent corporation are converted in the merger shall be represented by the stock certificates that previously represented shares of capital stock of the constituent corporation and (iii) to the extent a stockholder of the constituent corporation immediately prior to the merger had standing to institute or maintain derivative litigation on behalf of the constituent corporation, nothing in this section shall be deemed to limit or extinguish such standing. If an agreement of merger is adopted by a constituent corporation by action of its board of directors and without any vote of stockholders pursuant to this subsection, the secretary or assistant secretary of the constituent corporation shall certify on the agreement that the agreement has been adopted pursuant to this subsection and that the conditions specified in the first sentence of this subsection have been satisfied, provided that such certification on the agreement shall not be required if a certificate of merger or consolidation is filed in lieu of filing the agreement. The agreement so adopted and certified shall then be filed and become effective, in accordance with § 103 of this title. Such filing shall constitute a representation by the person who executes the agreement that the facts stated in the certificate remain true immediately prior to such filing. (8 Del. C. 1953, § 251; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 16; 57 Del. Laws, c. 148, § 22; 57 Del. Laws, c. 421, §§ 8, 9; 58 Del. Laws, c. 235, § 5; 59 Del. Laws, c. 437, §§ 12-14; 64 Del. Laws, c. 112, §§ 30-33; 66 Del. Laws, c. 136, §§ 17-23; 67 Del. Laws, c. 376, §§ 11, 12; 68 Del. Laws, c. 337, § 1; 69 Del. Laws, c. 235, § 5; 70 Del. Laws, c. 79, §§ 13-15; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 349, §§ 8, 17; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 587, §§ 17, 18; 71 Del. Laws, c. 339, §§ 43, 44; 72 Del. Laws, c. 123, § 7; 73 Del. Laws, c. 82, §§ 14-20; 74 Del. Laws, c. 84, §§ 10, 11; 75 Del. Laws, c. 30, § 3; 76 Del. Laws, c. 145, §§ 4-7.)

CONCLUSION:

It is our position that Giant Motorsports Delaware, Inc. and the Company completed a Holding Company Reorganization in compliance with Section 251 (g) of the DGCL and consistent with previous determinations by the Commission in their review of other comparable Form 10 blank check registration statements filed with the Commission by the foregoing issuers that resulted in comment letters and correspondence citing Halliburton Company (pub. avail. Dec. 11, 1996) and other similar holding company reorganizations under Section 251 (g) of the DGCL or other state comparable laws without the requirement of registration under the Securities Act of 1933, see Strike Axe, Inc., correspondence filed August 27, 2008, see Desert Gateway, Inc., correspondence filed August 25, 2008, See Locan, Inc., correspondence filed October 28, 2008, see Liverpool Group, Inc., correspondence dated August 26, 2008.

Fast Lane Holdings, Inc. was created on December 6, 2018 as a subsidiary of Giant Motorsports Delaware and a parent of Giant Motorsports Merger Sub, Inc. by operation of law to effectuate the holding company merger that was completed on December 28, 2018. Predecessor was a shell company without business operations and Successor is a blank check company just like each of the comparable foregoing issuers. Each of the foregoing issuers were a shell company with no existing operations in many years as stated in their registration statements and became blank check shell companies. Successor is focusing on inorganic growth meaning searching and acquiring a new company or assets pursuant to a business combination. The incongruity of the former and failed business plan of our Predecessor does not fit our present blank check business plan.

After reviewing all the foregoing comparable registration statements, correspondence and comment letters, we have decided to amend our Form 10 registration statement to include the following:

Page 3:

“The Company believes that our 2018 Holding Company Reorganization did not involve a sale of our common stock since the 2018 Reorganization occurred without soliciting or obtaining the vote or consent of the Company’s stockholders. Furthermore, the shareholders were not entitled to dissenters’ appraisal rights; the Company shareholders received the securities of the same class evidencing the same proportion; the securities were issued as a reorganization of the Company into a holding company structure.”

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 13:

“On December 28, 2018, the Company consummated a holding company reorganization (“Reorganization”) with its former parent, Giant Motorsports Delaware, Inc. (”GMOS Delaware”) pursuant to Section 251(g) of the DGCL without the need for shareholder approval and as a tax-free reorganization. Upon consummation of the Reorganization, each issued and outstanding share of GMOS Delaware common shares was converted into and exchanged for a share of common stock of Fast Lane Holdings, Inc. (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of GMOS Delaware being converted. The Company believes that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, the provisions of Section 251(g) of the DGCL did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.”

Our 2018 Holding Company Reorganization (having occurred on December 28, 2018) did not involve a “sale” of our securities. If the Company’s belief is later determined to be incorrect, then the Company and Shareholders could face substantial consequences under section 5 of the 1933 Securities Act.

The Company believes that the 2018 Reorganization did not involve a sale of our securities. Pursuant to the Section 251(g) of the DGCL, the 2018 reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, Section 251(g) of the DGCL did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act. The Company is relying upon the plain meaning of a “sale” within the context of Section 2(3) of the Securities Act and has not received an opinion from counsel to determine that no sale occurred during the 2018 Reorganization.

If the Company’s belief is later determined to be incorrect, then the SEC could initiate proceedings against the company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security. Section 5 makes it unlawful for any person, directly or indirectly to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale. There is a risk that the United States Securities and Exchange Commission could later determine that the 2018 Reorganization did involve a “sale” of our securities.”

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer